Filed by First Citizens BancShares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by First Citizens BancShares, Inc.: 333-197474

The following are talking points being used on a conference call with First Citizens BancShares employees:

Mortgage Leadership Talking Points

I’m sure you’ve read on IRIS about our long-term plan to base the majority of our mortgage operation in Columbia, South Carolina

Although this is a business decision and the right one to make based on a number of factors, we know the news is not easy to hear. We understand the significance of this kind of decision and the eventual impact it will have on our team.

We wanted to schedule this call with everyone to talk through the decision and make sure you have accurate and up-to-date information.

First of all, not much will change immediately. As announced on IRIS, Dave Keeling will become lead mortgage officer for us and South Carolina at the time the two holding companies merge this fall. That’s when he and the two Mortgage leadership teams will begin to work on transition planning.

However, until the two banks merge sometime following the holding company merger, mortgage processing, underwriting and closings must remain completely separate, just as they are today.

Even when the banks do merge, changes will likely happen slowly. Right now, we’re anticipating a lengthy transition.

For those of you who are not in back-office functions – mortgage bankers out in the field, and those with the Contact Center – we don’t anticipate any major changes.

Let me reiterate that this is just the beginning of the transition process. At this point there are probably more questions than answers. We will do our best to communicate frequently about our progress as we move forward.

Please know that my door remains open, and of course your managers and Human Resources representatives are available if you have questions or want to talk.

Let’s take this one step at a time, and focus on continuing to provide the same high quality of service to our partners and customers we always have.

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, on July 17, 2014, First Citizens BancShares filed with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement, containing a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. The Registration Statement has not yet become effective. After the Registration Statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of First Citizens BancShares and First Citizens Bancorporation. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents are also available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

—	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/ and click on the words “Corporate Filings” or direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

—	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, or direct a request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation is set forth in the Joint Proxy Statement/Prospectus that is part of the Registration Statement referred to above. These documents can be obtained free of charge from the sources indicated above.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.

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